NO ACT

P.E. 10/23/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

14008611

DIVISION OF
CORPORATION FINANCE

Received SEC

DEC 0 1 2014

Washington, DC 20549

December 1, 2014

A.J. Ericksen
Baker Botts LLP
aj.ericksen@bakerbotts.com

Act: 1934
Section:
Rule: 14a-8 (i)(8)
Public
Availability: 12-1-14

Re: Whole Foods Market, Inc.
Incoming letter dated October 23, 2014

Dear Mr. Ericksen:

This is in response to your letters dated October 23, 2014 and November 5, 2014 concerning the shareholder proposal submitted to Whole Foods Market by James McRitchie. We also have received a letter from the proponent dated November 2, 2014, and letters on the proponent's behalf dated November 5, 2014 and November 6, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

December 1, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Whole Foods Market, Inc.
Incoming letter dated October 23, 2014

The proposal asks the board to amend Whole Foods Market's governing documents to allow shareholders to make board nominations under the procedures set forth in the proposal.

There appears to be some basis for your view that Whole Foods Market may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming stockholders' meeting include a proposal sponsored by Whole Foods Market to amend Whole Foods Market's bylaws to allow any shareholder owning 9% or more of Whole Foods Market's common stock for five years to nominate candidates for election to the board and require Whole Foods Market to list such nominees with the board's nominees in Whole Foods Market's proxy statement. You indicate that the proposal and the proposal sponsored by Whole Foods Market directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the stockholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Whole Foods Market omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

November 6, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Whole Foods Market, Inc. (WFM)
Proxy Access
James McRithcie

Ladies and Gentlemen:

This is in regard to the October 23, 2013 company request concerning this rule 14a-8 proposal.

The company failed to submit any no action precedent that the Staff typically grants relief to companies for hijacking a proponent's topic and turning a proponent's topic into utterly useless text on the same matter.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,

John Chevedden

cc: James McRitchie
Albert Percival <Albert.Percival@wholefoods.com>

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

November 5, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Whole Foods Market, Inc. (WFM)
Proxy Access
James McRithcie

Ladies and Gentlemen:

This is in regard to the October 23, 2013 company request concerning this rule 14a-8 proposal.

The useless company proposal is equivalent to a company claiming that it has implemented a rule 14-8 proposal for a shareholder right for 10% of shareholders to call a special meeting because it will ask shareholders to approval a company proposal that would allow 99% of shareholders to call a special meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,

John Chevedden

cc: James McRitchie
Albert Percival <Albert.Percival@wholefoods.com>

From: aj.ericksen@bakerbotts.com [mailto:aj.ericksen@bakerbotts.com]
Sent: Wednesday, November 05, 2014 6:31 PM
To: shareholderproposals
Cc: ***FISMA & OMB MEMORANDUM M-07 Albert.Percival@wholefoods.com; Melissa.Peterson@wholefoods.com; felix.phillips@bakerbotts.com; laurakatherine.mann@bakerbotts.com
Subject: Whole Foods Market, Inc. - Shareholder Proposal of James McRitchie Regarding Proxy Access for Shareholders Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf our client, Whole Foods Market Inc. (the "Company"), in response to the letter of Mr. James McRitchie dated November 2, 2014, submitted to the Office of Chief Counsel by Mr. John Chevedden.

The Company hereby confirms what it believes was implicit in our letter dated October 23, 2014 to the Office of Chief Counsel—namely, that the Company intends to recommend that its shareholders vote in favor of the Company's proposal to approve amendments to the Company's amended and restated bylaws to permit "proxy access" in the manner described in that letter.

If you have any questions, please contact me at the phone number below. Thank you for your attention to the Company's no-action request.

Sincerely,

A.J. Ericksen

A.J. Ericksen | aj.ericksen@bakerbotts.com | 713.229.1393
Baker Botts L.L.P. | One Shell Plaza | 910 Louisiana St | Houston TX 77002

November 2, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

1 Rule 14a-8 Proposal
Whole Foods Market, Inc. (WFM)
Proxy Access, James McRitchie

Ladies and Gentlemen:

This is in response to the October 23, 2014 request from A.J. Ericksen of Baker Botts LLP, on behalf of Whole Foods Market, Inc for the SEC to grant a no-action letter to exclude from the proxy James McRitchie's shareowner proposal asking for proxy access.

Mr. Ericksen argues my proposal is excludable "because the Proponent's Proposal directly conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials." He goes on to cite a list of no-action letters previously granted based on Rule 14a-8(i)(9), including my proposal at *The Walt Disney Company* (November 6, 2013).

The intent of Rule 14a-8(i)(9), is to avoid shareholders voting on proposals with provisions that could create confusion and ambiguity if passed due to conflicting provisions. The rule is not intended to allow companies to simply avoid shareholder proposals by substituting sham proposals on the same subject.

For example, in the case cited above, SEC staff granted the no-action request and issued a letter indicating the SEC would take no action against Disney if it left my proposal off the proxy, in reliance on Rule 14a-8(i)(9) because:

> "inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would ***create the potential for inconsistent and ambiguous results***." (my emphasis)

Mr. Ericksen uses the same phrasing when he argues in the current instance that inclusion of both proposals:

> "would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent and ambiguous results."

In the current case, including both proposals on the proxy would *not* lead to inconsistent and ambiguous results. Currently, Whole Foods shareowners cannot place their director nominees on the corporate proxy. My proposal would allow individual shareholders or groups holding 3% of the outstanding common stock for three years to place up to two nominees on the corporate proxy under specified circumstances.

Mr. Ericksen includes no specific counter proposal from the board but indicates the board intends to seek shareholder approval of bylaw amendments to permit any one shareholder (but not a group of shareholders) owning 9% or more of the Company's common stock for five years to nominate one candidate and to have that candidate listed on the proxy.

Included below is a report from FactSet with the percentage of shares owned by the top ten shareholders in Whole Foods Market as of 6-30-14. As can be easily seen, Baillie Gifford & Co. was the largest shareholder with 5.40% of outstanding shares.

Currency: USD

Name	Holders	Shares O/S	Ownership %	Float (%)
WHOLE FOODS MARKET INC COM (WFM)	All	361,345,000	84.28%	99.34

Download

[illegible]

1	Baillie Gifford & Co.	19,504,004	313,307	734,538,792	0.01	5.40	06-30-14	03-31-14
2	The Vanguard Group, Inc.	18,644,801	260,400	702,134,984	0.00	5.16	06-30-14	03-31-14
3	Sands Capital Management LLC	16,491,524	16,091,524	621,070,794	1.57	4.57	06-30-14	03-31-14
4	[illegible] Advisory LLC	15,319,526	2,343,415	576,940,413	1.05	4.24	06-30-14	03-31-14
5	SSgA Funds Management, Inc.	14,872,391	149,720	560,084,245	0.06	4.12	06-30-14	03-31-14
6	BlackRock Fund Advisors	14,165,878	24,787	533,480,965	0.05	3.92	06-30-14	03-31-14
7	T. Rowe Price Associates, Inc.	9,465,913	-14,463,334	357,010,423	0.07	2.63	06-30-14	03-31-14
8	Goldman Sachs Asset Management LP	9,700,448	4,324,151	363,301,359	0.32	2.37	06-30-14	03-31-14
9	[illegible] Management & Research Co.	8,530,876	2,073,250	321,461,730	0.04	2.33	06-30-14	03-31-14
10	Capital Research & Management Co.(...	8,270,000	1,460,000	311,448,200	0.00	2.29	06-30-14	03-31-14

The proposal by the management of Whole Foods is a *sham*, submitted with the clear *intent* of denying proxy access to shareholder nominees.

None of the no-action 'precedents' cited by Mr. Ericksen involved proxy access proposals. The SEC almost dealt with a request involving proxy access in March 2013. Western Union sought to substitute a management proposal with a 3% ownership threshold when faced with a shareholder proposal from Norges Bank seeking 1%. See http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/norgesbank031313-14a8.pdf. In that case, the proponent withdrew, making this the first time the SEC staff needs to decide whether a proxy access shareholder proposal can be excluded on the basis of a company presenting its own alternative 'proposal.'

If the SEC grants a no-action request in this instance, staff will be signaling that boards can exclude proposals by shareowners simply by substituting *any* proposal on the same general subject, even a proposal that would clearly be highly improbable to achieve or would have no impact if passed.

The idea that a shareholder would acquire $700,000,000 worth of stock in Whole Foods and hold it for five years, while share value continues to plunge year after year in comparison with other market opportunities, is ludicrous. The phantom proposal mentioned by Mr. Ericksen isn't designed for 'proxy access,' it is designed for board entrenchment. Management's substitute phantom proposal is clearly a sham, aimed at forestalling any attempt by shareholders to obtain genuine proxy access.

If SEC staff grant the no-action request, the board doesn't even have to recommend in favor of their own proposal. They can recommend against it. If it fails to pass, the board can simply trot out the same absurd proposal whenever a shareowner seeks change. If management's proposal does pass, the board's prior proposal can be modified to block any future efforts by shareowners. For example, if shareowners pass the board's proposal and I come back next year with another 3% threshold proposal, the board can propose an 8.9%, 9.1% or even a 99% threshold.

Neither shareholders nor SEC staff are as stupid or easily confused as Mr. Ericksen imagines. If both proposals are on the proxy there is no inherent confusion. Shareholders would simply need to decide if a single nonexistent shareholder with 9% of the common stock held for five years should be able to place one director nominee on the corporate proxy or if parties holding 3% for three years should be able to place up to two nominees on the corporate proxy.

Including both proposals creates no conflict. Once shareholders have voted, boards know to implement the proposal that gets the highest vote.

Boards shouldn't be able to game the system with proposals simply meant to thwart the will of shareowners. If the SEC staff grants this no-action request, we can expect future proposals to include even more absurd qualifiers. For example, management could propose that proxy access be granted only to an individual shareholder holding 100% of the company's common stock held for ten years. Just to be on the safe side, they could also require that Mars and the Earth trade orbits in order for the new 'right' to be exercised. According to Mr. Ericksen's faulty logic, that variant should also keep a shareholder proxy access proposal off the ballot. I trust SEC staff not to fall for such arguments against shareowners exercising their legal rights.

Thank you for your careful consideration.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,

J. McRitchie

James McRitchie

cc: Albert Percival <Albert.Percival@wholefoods.com>

[WFM: Rule 14a-8 Proposal, September 9, 2014]
Proposal X* - Proxy Access for Shareholders

Resolution

Shareholders ask the Whole Foods Market, Inc. board, to the fullest extent permitted by law, to amend our governing documents to allow shareholders to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of any party of one or more shareholders that has collectively held, continuously for three years, at least three percent of the Company's securities eligible to vote for the election of directors.

2. Board members and officers of the Company may not be members of any such nominating party of shareholders.

3. Parties nominating under these provisions may collectively make nominations numbering up to 20% of the Company's board of directors, or no less than two if the board reduces the number of board members from its current size.

4. Preference will be shown to groups holding the greatest number of the Company's shares for at least three years.

5. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the company's governing documents.

Supporting Statement

- The right of shareholders to nominate board candidates is fundamental to good corporate governance and board accountability.
- Long-term owners of the Company should have a meaningful voice in nominating and electing directors.
- This proposal adopts popular 3% and 3-year eligibility thresholds.
- Limiting shareholder-nominated candidates to 20% of the board means control remains with board nominees.
- Our Company's share price has substantially underperformed the NASDAQ during the latest 1, 2 and 3-year time-periods.
- Bloomberg ranked the 401(k) plans of 240 of the 250 biggest companies in the S&P 500 as of February 21, 2014. Our Company placed 237th, almost at the very bottom. (Cited in *Do You Have The Best or Worst 401 (k) Plan?*, Forbes, July 23, 2014.) Our employees deserve better.

- Our board is entrenched and stale, with a majority having served nine years or longer. Fresh ideas are needed.
- Rather than independent directors, we need directors who are *dependent* on, and accountable to, the *shareholders* who elect them.

The Council of Institutional Investors, whose members have more than $3 trillion invested, maintains the following policy:

> Access to the Proxy: Companies should provide access to management proxy materials for a long-term investor or group of long-term investors owning in aggregate at least three percent of a company's voting stock, to nominate less than a majority of the directors. Eligible investors must have owned the stock for at least two years. Company proxy materials and related mailings should provide equal space and equal treatment of nominations by qualifying investors.

Vote to enhance shareholder value:

Proxy Access for Shareholders – Proposal X*

BAKER BOTTS LLP

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995

TEL +1 713.229.1234
FAX +1 713.229.1522
BakerBotts.com

ABU DHABI
AUSTIN
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BRUSSELS
DALLAS
DUBAI
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HOUSTON
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NEW YORK
PALO ALTO
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WASHINGTON

October 23, 2014

A.J. Ericksen
TEL: 713.229.1393
aj.ericksen@bakerbotts.com

VIA E-MAIL (SHAREHOLDERPROPOSALS@SEC.GOV)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Whole Foods Market, Inc.
Shareholder Proposal of James McRitchie Pursuant to Rule 14a-8 Regarding Proxy Access for Shareholders

Ladies and Gentlemen:

We are writing on behalf of our client, Whole Foods Market, Inc., a Texas corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, pursuant to Rule 14a-8(i)(9), the Company plans to omit from its proxy statement and form of proxy (collectively, the "2015 Proxy Materials") the shareholder proposal and the statements in support thereof (the "Proponent's Proposal") submitted by James McRitchie (the "Proponent"). A copy of the Proposal is attached hereto as Exhibit A. The Company respectfully requests that the Staff concur with the Company's view that the Proponent's Proposal may properly be excluded from the Company's 2015 Proxy Materials pursuant to Rule 14a-8(i)(9).

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), we are submitting this request for no-action relief under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter. We are simultaneously forwarding a copy of this letter to the Proponent as notice of the Company's intent to omit the Proponent's Proposal from the 2015 Proxy Materials.

The Proponent's Proposal

The Proponent's Proposal seeks a non-binding shareholder resolution to request that the Company's Board of Directors (the "Board") amend the Company's governing documents to implement proxy access for director nominations. Under the Proponent's Proposal, any shareholder or group of shareholders that collectively hold at least 3% of the Company's shares continuously for three years would be permitted to nominate candidates for election to the Board, and the Company would be required to list such nominees with the

Board's nominees in the Company's proxy statement. Under the Proponent's Proposal, shareholders would be permitted to nominate up to 20% of the Company's Board, or not less than two nominees if the Board size is reduced. Specifically, the Proponent's Proposal states:

> Resolution
>
> Shareholders ask the Whole Foods Market, Inc. board, to the fullest extent permitted by law, to amend our governing documents to allow shareholders to make board nominations as follows:
>
> 1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of any party of one or more shareholders that has collectively held, continuously for three years, at least three percent of the Company's securities eligible to vote for the election of directors.
>
> 2. Board members and officers of the Company may not be members of any such nominating party of shareholders.
>
> 3. Parties nominating under these provisions may collectively make nominations numbering up to 20% of the Company's board of directors, or no less than two if the board reduces the number of board members from its current size.
>
> 4. Preference will be shown to groups holding the greatest number of the Company's shares for at least three years.
>
> 5. Nominees may include in the proxy statement a 500 word supporting statement.
>
> 6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the company's governing documents.

Basis for Exclusion

We believe that the Proponent's Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proponent's Proposal directly conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials.

The Company's Proposal

The Board has determined to submit a proposal to shareholders at the 2015 Annual Meeting with respect to proxy access for director nominations (the "Company Proposal"). Specifically, the Board intends to seek shareholder approval of amendments to the Company's Amended and Restated Bylaws (the "Bylaws") to permit any shareholder (but not a group of shareholders) owning 9% or more of the Company's common stock for five years to nominate candidates for election to the Board and require the Company to list such nominees with the Board's nominees in the Company's proxy statement. Under the Company Proposal, such a shareholder would be permitted to nominate the greater of (x) one director or (y) 10% of the Board, rounding down to the nearest whole number of Board seats. The specific text of the proposed Bylaw amendments implementing the Company Proposal will be included in the 2015 Proxy Materials.

Analysis

The Proponent's Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company in the 2015 Proxy Materials.

The Company may exclude the Proponent's Proposal under Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials. A shareholder proposal may be excluded under Rule 14a-8(i)(9) if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." See Exchange Act Release No. 40018, at n. 27 (May 21, 1998). Accordingly, a company may exclude a shareholder-sponsored proposal where it seeks to address a similar right or matter as is covered by a company-sponsored proposal even if the terms of the two proposals are different or conflicting (e.g., the ownership percentage threshold of the shareholder-sponsored proposal is different from the ownership percentage threshold included in the company-sponsored proposal). The Company Proposal seeks to address the same right as the Proponent's Proposal (the right of the Company's shareholders to nominate candidates for the Board to be included in the Company's proxy statement). The Company Proposal provides that a single shareholder (rather than a group of shareholders, as set forth in the Proponent's Proposal) owning 9% or more of the Company's shares for five years (rather than 3% of the Company's shares for three years, as was proposed by the Proponent) could nominate a candidate for election to the Board to be included in the Company's proxy statement. Moreover, the Company Proposal provides that a shareholder would be permitted to nominate the greater of (x) one director or (y) 10% of the Board, rounding down to the nearest whole number of Board seats, rather than be permitted to nominate up to

20% of the Board or not less than two directors if the Board size is reduced, as was proposed by the Proponent. Because (i) the number of shareholders able to nominate a candidate, (ii) the required share ownership percentage and holding period and (iii) the number of directors that can be nominated cannot be set at different levels, the Proponent's Proposal conflicts with the Company Proposal. Submitting the Proponent's Proposal and the Company Proposal at the 2015 Annual Meeting would present alternative and conflicting decisions for the Company's shareholders that would likely result in inconsistent and ambiguous results.

We are unaware of instances where a company has sought no-action relief under Rule 14a-8(i)(9) with respect a shareholder-sponsored proxy access proposal that conflicts with a company-sponsored proxy access proposal. However, the Staff has consistently and recently granted no-action relief under Rule 14a-8(i)(9) in situations that we believe are analogous. For example, the Staff has granted no-action relief under Rule 14a-8(i)(9) where a shareholder-sponsored special meeting proposal contains an ownership threshold that differs from a company-sponsored special meeting proposal, because submitting both proposals to a shareholder vote would (i) present alternative and conflicting decisions for shareholders and (ii) create the potential for inconsistent and ambiguous results. *See e.g., United Natural Foods, Inc.* (September 10, 2014) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of shareholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock to call a special meeting of shareholders); *Stericycle, Inc.* (March 7, 2014) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of shareholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of shareholders); *Yahoo! Inc.* (March 6, 2014) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of shareholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock to call a special meeting of shareholders); *Verisign, Inc.* (February 24, 2014) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of shareholders when a company-sponsored proposal would permit holders owning on a net long basis 35% of the outstanding shares of the company's common stock for at least one year to call a special meeting of shareholders); *Quest Diagnostics Incorporated* (February 19, 2014) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of shareholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of shareholders); *Kansas City Southern* (January 22, 2014) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of shareholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of shareholders); *The Walt Disney Company* (November 6, 2013) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 10% of the company's outstanding common stock to be able to call a special meeting of shareholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of shareholders); *Advance Auto Parts, Inc.* (February 8, 2013) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of shareholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of shareholders); and *American Tower Corporation* (January 30, 2013) (concurring with the exclusion of a shareholder proposal seeking the right for holders of 15% of the company's outstanding common stock to be able to call a special meeting of shareholders when a company-sponsored proposal would permit holders owning on a net long basis 25% of the outstanding shares of the company's common stock for at least one year to call a special meeting of shareholders).

The Company believes that the facts in the present instance are analogous to those in the above-described instances where no-action relief was afforded the company seeking such relief. In this instance, the Proponent's Proposal would permit any shareholder or group of shareholders that collectively hold at least 3% of the Company's shares continuously for three years to nominate a candidate for election to the Company's Board and require that such nominee be listed with the Board's nominees in the Company's proxy statement. Shareholders would be permitted to nominate up to 20% of the Company's Board, or no less than two if the Board size is reduced. The Company Proposal will seek shareholder approval of amendments to the Bylaws to provide that a single shareholder owning 9% or more of the Company's shares for five years can nominate a candidate for election to the Board, and such nominee must be listed with the Board's nominees in the proxy statement. Under the Company Proposal, a shareholder would be permitted to nominate the greater of (x) one director or (y) 10% of the Board, rounding down to the nearest whole number of Board seats. The Company believes that the inclusion of each of the Proponent's Proposal and the Company Proposal in the 2015 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent and ambiguous results.

The Company therefore requests that the Staff concur that the Proponent's Proposal may properly be excluded from the 2015 Proxy Materials because, under Rule 14a-8(i)(9), it conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proponent's Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(9).

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we will appreciate an opportunity to confer with the Staff before issuance of its response. If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 713.229.1393 or Felix Phillips at 713.229.1228.

We appreciate your attention to this request.

Very truly yours,

BAKER BOTTS L.L.P.

A.J. Ericksen

AJE
Enclosure

cc: James McRitchie (via FedEx)
John Chevedden (via email)
Albert Percival (Whole Foods Market, Inc.)

EXHIBIT A

James McRitchie

FISMA & OMB Memorandum M-07-16

Ms. Glenda Flanagan Chamberlain
Corporate Secretary
Whole Foods Market, Inc. (WFM)
550 Bowie St
Austin TX 78703
Phone: 512 477-4455
Fax: 512 482-7000

Dear Ms. Chamberlain,

I am delighted to be a long-term shareowner in Whole Foods Market, Inc. However, I believe the Board could add value by further improving its corporate governance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is my delegation to John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act as my agent regarding this Rule 14a-8 proposal, negotiations and/or modification, and presentation of it for the forthcoming shareholder meeting.

Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16***) at:
FISMA & OMB Memorandum M-07-16
to facilitate prompt and verifiable communications. Please identify me exclusively as the lead filer of the proposal and Harrington Investments, Inc. as a co-filer.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Sincerely,

J. McRitchie

James McRitchie

September 9, 2014

Date

cc: Albert Percival <Albert.Percival@wholefoods.com>
Erica Goldbloom <Erica.Goldbloom@wholefoods.com>
Fax: 512-482-7204
Fax: (512) 499-6085

EXHIBIT A

[WFM: Rule 14a-8 Proposal, September 9, 2014]
Proposal X* - Proxy Access for Shareholders

Resolution

Shareholders ask the Whole Foods Market, Inc. board, to the fullest extent permitted by law, to amend our governing documents to allow shareholders to make board nominations as follows:

1. The Company proxy statement, form of proxy, and voting instruction forms shall include, listed with the board's nominees, alphabetically by last name, nominees of any party of one or more shareholders that has collectively held, continuously for three years, at least three percent of the Company's securities eligible to vote for the election of directors.

2. Board members and officers of the Company may not be members of any such nominating party of shareholders.

3. Parties nominating under these provisions may collectively make nominations numbering up to 20% of the Company's board of directors, or no less than two if the board reduces the number of board members from its current size.

4. Preference will be shown to groups holding the greatest number of the Company's shares for at least three years.

5. Nominees may include in the proxy statement a 500 word supporting statement.

6. Each proxy statement or special meeting notice to elect board members shall include instructions for nominating under these provisions, fully explaining all legal requirements for nominators and nominees under federal law, state law and the company's governing documents.

Supporting Statement

- The right of shareholders to nominate board candidates is fundamental to good corporate governance and board accountability.
- Long-term owners of the Company should have a meaningful voice in nominating and electing directors.
- This proposal adopts popular 3% and 3-year eligibility thresholds.
- Limiting shareholder-nominated candidates to 20% of the board means control remains with board nominees.
- Our Company's share price has substantially underperformed the NASDAQ during the latest 1, 2 and 3-year time-periods.
- Bloomberg ranked the 401(k) plans of 240 of the 250 biggest companies in the S&P 500 as of February 21, 2014. Our Company placed 237th, almost at the very bottom. (Cited in *Do You Have The Best or Worst 401 (k) Plan?*, Forbes, July 23, 2014.) Our employees deserve better.

EXHIBIT A

- Our board is entrenched and stale, with a majority having served nine years or longer. Fresh ideas are needed.
- Rather than independent directors, we need directors who are *dependent* on, and accountable to, the *shareholders* who elect them.

The Council of Institutional Investors, whose members have more than $3 trillion invested, maintains the following policy:

> Access to the Proxy: Companies should provide access to management proxy materials for a long-term investor or group of long-term investors owning in aggregate at least three percent of a company's voting stock, to nominate less than a majority of the directors. Eligible investors must have owned the stock for at least two years. Company proxy materials and related mailings should provide equal space and equal treatment of nominations by qualifying investors.

Vote to enhance shareholder value:

Proxy Access for Shareholders – Proposal X*

EXHIBIT A

Notes:
James McRitchie ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***